Mail Stop 3561

June 12, 2007

Mr. Ronald F. Valenta
Chief Executive Officer
General Finance Corporation
260 South Los Robles, Suite 217
Pasadena, California 91101

> **Re:** **General Finance Corporation**
> **Amendment No. 7 to Preliminary Proxy Statement on**
> **Schedule 14A**
> **Filed May 23, 2007**
> **File No. 001-32845**

Dear Mr. Valenta:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We reissue comment two of our letter dated May 21, 2007. We note your supplemental response that you have deleted all references to the "irrevocability" of a stockholder's conversion election; however, we continue to note references in

the proxy statement to "irrevocably" electing to exchange their shares for the right to receive the cash value from the trust. See, for example and without limitation, the disclosure on page xiv.

2.   We note the disclosure regarding the indicators that Royal Wolf's value may be less than the 80% threshold. We note that the 13.8% of the shares in GFN Australasia was valued at $6.7 million. This would indicate a total valuation of 100% of GFN Australasia at $48.6 million, and the 86.2% interest to be held by General Finance at only $41.9 million. This would also be another indicator that the value may be less than the 80% threshold, which was $52 million. Please revise to add clear disclosure.

3.   When discussing the disclosure from the Form S-1 relating to the 80% test, revise the disclosure to indicate that a reasonable investor could interpret the disclosure in the Form S-1 to apply the valuation to only the portion being acquired. The disclosure in the Form S-1 is ambiguous on this matter, as it does not specifically state how the valuation would occur if General Finance acquired only a portion of the target business. Also, provide clear disclosure that the measurements used in the updated measurements, include ranges that would fall below the 80% test, when taking into account that General Finance is only acquiring 86.2% of the company. We may have further comment.

4.   When discussing the indicators that the valuation may be less than the 80% threshold, provide clear disclosure of the potential risks to the company.

5.   When discussing the valuation ranges below the 80% test, you indicate that some of the lower ends of the ranges fell below the number; however, it appears that at least one valuation range falls completely below the 80% number– the LTM EBITDA valuation range. Revise the disclosure accordingly.

6.   Please provide the disclosure required by Items 402 and 404 of Regulation S-K, as if the private operating company, RWA, were completing its initial public offering.

Consideration of the Acquisition, page 34

Original Acquisition Agreement, page 34

7.   We note your response to comment nine of our letter dated May 21, 2007. Please clearly disclose in the proxy statement the date the IPO was completed/closed and, if true, that you "did not have any specific business combination under consideration, and neither [you] nor anyone on [your] behalf had contacted any prospective target business or had any discussions, formal or otherwise, with

respect to a business combination transaction" during the period between the effective date of the registration statement and the completion/closing of your IPO. If not true, provide clear disclosure of the activities that occurred between effectiveness of the registration statement and the completion/closing of the IPO.

Initial Valuation Analysis, page 48

8.   We reissue comment 12 of our letter dated May 21, 2007. Please reconcile the disclosure in this section with the disclosure regarding the initial valuation in prior amendments to the proxy statement. Certain valuations appear to have increased from the disclosure initially. We may have further comment.

Updated Valuation Analyses, page 54

9.   Please reconcile the statement on page 55 that "[m]anagement also compared the 80% test to 86.2% of the component valuations in light of the fact that, under the amended acquisition agreement, we will own indirectly only 86.2% of Royal Wolf rather than 100% as was originally contemplated in September 2006" with the statement that "[a]ll of our valuation determinations were based upon an analysis of the fair market value of the entirety of Royal Wolf's business and operations, and we did not attempt to separately value our 86.2% ownership interest in Royal Wolf" or clarify.

10.   We reissue comment 15 of our letter dated May 21, 2007. We continue to note that many of the valuation ranges have increased substantially from the initial valuation to the updated valuation. For example, the discounted cash flow analysis range increased from $66.7 million to $99.1 million to a range of $92.7 million to $143.1 million. Provide a detailed discussion for each valuation method that resulted in a significant increase in the valuation range to explain the differences in the valuations and the reasons for the increased valuation. We may have further comment.

The Acquisition Agreement, page 63

11.   We note your response to comment 16 of our letter dated May 21, 2007. We note that you are paying for approximately $6.7 million of the purchase price by issuing shares representing 13.8% of GFNA Australasia. This valuation appears inconsistent with the valuation placed upon the company. Therefore, it appears that the consideration through the shares being issued is of a greater amount than the prior purchase price. Please revise the disclosure throughout the proxy statement to reflect any additional valuation of the purchase price as a result of this issuance of securities or advise. We may have further comment.

Pro Forma Financial Statements, page 72

12.   We note that the pro forma financial statements reflect the acquisition of Royal
        Wolf as of March 31, 2007. Please tell us why you have not reflected the March
        29, 2007 acquisition of the 80% interest in Royal Wolf by Bison-GE in the
        financial statements and pro forma financial statements. Tell us how you
        evaluated the requirements of Staff Accounting Bulletin Topic 5.J to determine
        whether push-down accounting should be reflected in the separate financial
        statements of Royal Wolf. If you believe that the transaction with Bison-GE
        should not be reflected in the financial statements, please provide a detailed
        explanation including the specific accounting literature on which your conclusion
        is based. Please advise and revise the financial statements and related disclosures
        as appropriate.

13.   Please revise your disclosures regarding the transaction between Bison-GE and
        Royal Wolf to more clearly state the rights and obligations of Bison-GE,
        including the consequences in the event that the proposed transaction with
        General Finance is not approved, and in the event that Mr. Valenta is unable to
        perform under the terms of the back-up acquisition agreement. Please explain
        what Bison-GE will receive if Royal Wolf is sold to either General Finance or Mr.
        Valenta, and what Bison-GE will have retained in the event that the proposed
        transaction with General Finance is not approved and Mr. Valenta is unable to
        perform under the terms of the back-up acquisition agreement.

14.   If you believe that the presentation of the pro forma financial statements does not
        require revision for the acquisition of Royal Wolf by Bison-GE as discussed
        above, please explain in more detail why you believe that the proposed
        acquisition would be accounted for a reverse merger. We note that that the
        majority of the factors outlined in paragraphs 16-17 of SFAS 141 would appear to
        indicate that General Finance would be considered the accounting acquirer. We
        note that General Finance is the entity distributing the cash and incurring
        liabilities, and that the shareholders of General Finance will control substantially
        all of the voting rights of the combined entity after the consummation of the
        proposed merger. In addition, we note that General Finance, while a non-
        operating company, does not appear to have nominal net assets as indicated by
        your disclosure on page 72.

1934 Act Periodic Reports

15.   We note that your disclosures under Item 307 of Regulation S-K include a partial
        definition of disclosure controls and procedures. The disclosure should be revised
        to either include the entire definition of disclosure controls and procedures, or to
        eliminate the partial definition. In addition, we note your statement that

"disclosure controls and procedures, no matter how well designed and implemented, can provide only reasonable assurance of achieving an entity's disclosure objectives." The disclosure should be revised to clarify that your disclosure controls and procedures are designed to provide reasonable assurance and were determined to be effective at that reasonable assurance level. Alternatively, the reference to reasonable assurance could be removed. Please confirm that in future filings, your disclosures will be revised to address each of the matters noted above.

As appropriate, please amend your registration statement in response to these comments. Please provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact David Walz at 202-551-3358 or Carlton Tartar at 202-551-3387, if you have questions regarding comments on the financial statements and related matters. Please contact Ronald E. Alper at 202-551-3329, or Pamela Howell*, who supervised the review of your filing, at 202-551-3357, with any other questions.

Sincerely,

John Reynolds
Assistant Director
Office of Emerging Growth
Companies

cc: Dale E. Short, Esq.
        Fax (310) 201-4746